Exhibit 99.1

SESA STERLITE LIMITED (Formerly known as Sesa Goa Limited) Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa - 403001. www.sesasterlite.com CIN: L13209GA1965PLC000044

10 October 2014

Sesa Sterlite Limited

Production Release for the Second Quarter

and Half Year Ended 30 September 2014

Q2 Highlights

•	Zinc-India: Production volumes improving in line with mine-plan; higher mined metal expected in H2

•	Oil & Gas: Rajasthan production normalised after successful completion of planned maintenance shut down at Mangala Processing Terminal

•	Aluminium: First phase of 50 pots of 1.25 mtpa Jharsuguda-II pot-lines commenced start up

•	Copper India: Operating at high efficiency following planned maintenance shutdown in Q1

Oil and Gas

	Q2			Q1	H1
Particulars	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
OIL AND GAS (boepd)
Average Daily Total Gross Operated Production (boepd) – including internal gas consumption	204,128	221,190	(8%)	226,597	215,301	220,884	(3%)
Average Daily Gross Operated Production (boepd)	194,508	213,299	(9%)	217,869	206,125	212,873	(3%)
Rajasthan	163,262	175,478	(7%)	183,164	173,158	174,503	(1%)
Ravva	20,596	29,151	(29%)	23,940	22,259	28,704	(22%)
Cambay	10,651	8,671	23%	10,765	10,708	9,666	11%
Average Daily Working Interest Production (boepd)	123,178	132,862	(7%)	137,907	130,502	132,477	(1%)
Rajasthan	114,283	122,835	(7%)	128,215	121,211	122,152	(1%)
Ravva	4,634	6,559	(29%)	5,386	5,008	6,458	(22%)
Cambay	4,260	3,468	23%	4,306	4,283	3,866	11%
Total Oil and Gas Production (million boe)
Oil & Gas- Gross	17.89	19.62	(9%)	19.83	37.72	38.96	(3%)
Oil & Gas-Working Interest	11.33	12.22	(7%)	12.55	23.88	24.24	(1%)

Average gross production for H1 FY2015 was 206,125 barrels of oil equivalent per day (boepd), 3% lower than the previous year due to the planned maintenance shutdown at the Rajasthan facilities and a suspension of gas sales at the Ravva block, partially offset by higher production at the Cambay block.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403001.
CIN: L13209GA1965PLC000044

Production Release for the Second Quarter and Half Year ended 30 September 2014

In Q2 FY2015, average gross operated production and working interest production were 9% and 7% lower year on year (yoy) at 194,508 boepd and 123,178 boepd, respectively. At Rajasthan, we successfully completed the planned shutdown announced in Q1, for routine operational and statutory maintenance activity at the Mangala Processing Terminal, which resulted in lower production of 163,262 boepd, with Development Area (DA)-1 and DA-2 producing gross averages of 134,539 boepd and 28,723 boepd respectively. We are back to normal production levels at Rajasthan after the shutdown; excluding the shutdown period, Q2 production was comparable to Q1. We also utilized this opportunity to tie-in new facility enhancements related to development projects.

At Ravva, gas sales have been suspended since 4 July 2014 on account of one of the customers undertaking a major unplanned maintenance activity within their Andhra Pradesh pipeline network. Hence, production at Ravva was lower at 20,596 boepd during the quarter despite a positive oil contribution from the 4D infill well campaign.

At Cambay, production increased by 23% yoy at 10,651 boepd during Q2 on account of successful well intervention measures undertaken in the previous quarter.

Zinc India

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
Mined metal content	213	222	(4%)	163	376	459	(18%)
Refined Zinc – Total	181	196	(8%)	141	321	370	(13%)
Refined Zinc – Integrated	174	195	(11%)	139	312	368	(15%)
Refined Zinc – Custom	7	1	—	2	9	2	—
Refined Lead – Total [1]	30	30	—	31	61	61	—
Refined Lead – Integrated	26	29	(12%)	22	47	56	(16%)
Refined Lead – Custom	5	1	—	9	14	5	—
Saleable Silver – Total (in tonnes) [2]	80	90	(11%)	82	162	186	(13%)
Saleable Silver – Integrated (in tonnes)	67	83	(19%)	56	123	160	(23%)
Saleable Silver – Custom (in tonnes)	13	6		27	39	26

During Q2, mined metal production was 30% higher than Q1, but 4% lower than the corresponding prior quarter. This is in line with our mine plan at Rampura Agucha mine (RAM), of lower mined metal production in the first half of the year as we excavated more waste than ore and exposed the ore body by end September, which will contribute to higher volumes in the second half of the year.

Integrated production of refined zinc, lead and silver was lower than the corresponding prior period due to lower mined metal production and smelter shutdown.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 2 of 8
CIN: L13209GA1965PLC000044

Production Release for the Second Quarter and Half Year ended 30 September 2014

Zinc International

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
Zinc International	79	106	(26%)	84	163	196	(17%)
Refined Zinc – Skorpion	27	35	(22%)	33	60	69	(13%)
Mined metal content - BMM and Lisheen	52	71	(27%)	51	103	127	(19%)

Refined zinc metal production at Skorpion was lower than the corresponding prior quarter due to unplanned maintenance activities at the mill. Zinc-lead mined metal production was lower mainly at Lisheen due to lower grades as per mine plan sequencing.

Iron Ore

	Q2			Q1	H1
Particulars (in million dry metric tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
IRON ORE
Sales	0.6	—	—	0.5	1.1	—	—
Goa	—	—	—	—	—	—	—
Karnataka	0.6	—	—	0.5	1.1	—	—
Production of Saleable Ore	0.3	—	—	—	0.3	—	—
Goa	—	—	—	—	—	—	—
Karnataka	0.3	—	—	—	0.3	—	—
Production (‘000 tonnes)
Pig Iron	154	129	19%	146	300	238	26%

At Karnataka, we had resumed production in December 2013 and since then we have produced 1.8 mt and sold 1.08 mt through e-auctions till 30 September 2014, of which 0.3mt production and 0.6mt sales were in Q2 FY2015. The mine is currently not producing or selling ore since August 2014 and is awaiting forest clearance and mining lease renewal, which is expected to be received in Q3. Overall, we expect to produce at our provisional annual capacity of 2.29 million tonnes during the year.

At Goa, the State Cabinet has approved a new policy for grant of mining leases in October. The policy states that the leases will be categorized and renewed and will not be auctioned. Earlier, the High Court of Bombay at Goa had directed the State Government to renew mining leases for the mines that have paid the stamp duty, and we expect the mining in Goa to resume in Q4 FY2015.

Production of pig iron was 19% higher as compared to corresponding prior quarter as production ramped up.

At Liberia, most of our leadership team has been temporarily moved out of the country and we continue to monitor the Ebola epidemic. The local government is focused on containing the situation and we expect to resume working with the government on infrastructure solutions for an early phase mining operation once the situation is normalised.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 3 of 8
CIN: L13209GA1965PLC000044

Production Release for the Second Quarter and Half Year ended 30 September 2014

Copper — India and Australia

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
Copper - Mined metal content	—	6	—	—	—	12	—
Copper - Cathodes	100	82	22%	66	166	98	70%
Tuticorin Power Plant Sales (MU)	183	158	16%	136	319	295	8%

Copper cathode production was 22% higher than the corresponding prior period with the Tuticorin smelter delivering record production since its planned shutdown in Q1. In Q2, we delivered strong operational efficiency and we expect to produce at over 90% utilizations going forward.

The 160MW power plant at Tuticorin continued to operate efficiently at a Plant Load Factor (PLF) of 94% in Q2 and 82% in H1.

As previously announced, our Australian mine was put on care and maintenance in July. We continue to progress on reviewing the technical and economic feasibility of a program for additional exploration to enable re-opening after FY 2016.

Aluminium

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
Alumina – Lanjigarh	226	116	96%	233	460	116	—
Total Aluminum Production	222	200	11%	203	424	395	7%
Jharsuguda-I	138	137	1%	132	270	271	—
245kt Korba-I	65	63	3%	60	125	124	1%
325kt Korba- II [3]	19	—	—	11	29	—	—

The Lanjigarh alumina refinery operated above 90% of its rated capacity and produced 226,000 tonnes in Q2. The numbers for the corresponding prior period are not comparable as the plant restarted in July last year and ramped up thereafter.

In Q2, production at the 500kt Jharsuguda-I & 245kt Korba-I smelters remained stable and above rated capacities despite incidences of grid failures. We have realised healthy premiums during the quarter. The continued challenges to coal availability in the country due to lower volumes of e-auction coal, rail logistics constraints and increased reliance on imports continue to adversely impact costs. Due to low coal availability, we resorted to some temporary power purchases at Korba-I during the quarter. We expect this challenging environment for coal availability to continue in the short term till it is alleviated by government policy interventions.

The 84 pots at the 325kt Korba-II smelter ramped up and were capitalized from beginning of September. During the quarter, it produced 19,000 tonnes, of which 13,000 tonnes were under trial runs. We will further ramp up the smelter to full capacity subsequent to the commissioning of the 1,200 MW power plant, for which we are working on the final stages of regulatory approvals.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 4 of 8
CIN: L13209GA1965PLC000044

Production Release for the Second Quarter and Half Year ended 30 September 2014

We have commenced the start up of the first phase of 50 pots of the 1.25 mtpa Jharsuguda II pot-lines and will ramp-up using surplus power from the 1,215 MW power plant.

In September 2014, the Supreme Court of India passed a judgment cancelling 214 coal block allocations since 1993, which included our coal block at BALCO. This block was at advanced stages of approvals but not commenced mining. We await further government action to deal with this matter.

Power

	Q2			Q1	H1
Particulars (in million units)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
Total Power Sales	2,028	1,910	6%	2,599	4,627	5,087	(9%)
Jharsuguda 2400 MW	1,653	1,494	11%	2,154	3,807	4,098	(7%)
MALCO	204	221	(8%)	229	433	445	(3%)
HZL Wind Power	170	151	13%	146	316	313	1%
BALCO 270MW Power	1	44	(98%)	70	71	231	(69%)

The Jharsuguda 2,400MW power plant operated at a PLF of 38% in Q2, which was higher than Q2 FY2014 but lower than Q1 FY2015, largely due to operational issues with one of the four 600MW units, which has now been rectified. Power from the BALCO 270MW power plant was primarily used to ramp up 84 pots of the 325kt Korba-II smelter.

The first 660MW unit of the Talwandi Sabo power plant is currently under commissioning and its reliability run is expected to take place in Q3. During the quarter, unprecedented rainfall resulted in breach of an irrigation canal nearby and flooding of the plant premises, and we are implementing a durable solution to prevent future incidences.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 5 of 8
CIN: L13209GA1965PLC000044

Production Release for the Second Quarter and Half Year ended 30 September 2014

Production Summary (Unaudited)

(in ‘000 tonnes, except as stated)

	Q2			Q1	H1
Particulars	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
OIL AND GAS (boepd)
Average Daily Total Gross Operated Production (boepd) – including internal gas consumption	204,128	221,190	(8%)	226,597	215,301	220,884	(3%)
Average Daily Gross Operated Production (boepd)	194,508	213,299	(9%)	217,869	206,125	212,873	(3%)
Rajasthan	163,262	175,478	(7%)	183,164	173,158	174,503	(1%)
Ravva	20,596	29,151	(29%)	23,940	22,259	28,704	(22%)
Cambay	10,651	8,671	23%	10,765	10,708	9,666	11%
Average Daily Working Interest Production (boepd)	123,178	132,862	(7%)	137,907	130,502	132,477	(1%)
Rajasthan	114,283	122,835	(7%)	128,215	121,211	122,152	(1%)
Ravva	4,634	6,559	(29%)	5,386	5,008	6,458	(22%)
Cambay	4,260	3,468	23%	4,306	4,283	3,866	11%
Total Oil and Gas Production (million boe)
Oil & Gas- Gross	17.89	19.62	(9%)	19.83	37.72	38.96	(3%)
Oil & Gas-Working Interest	11.33	12.22	(7%)	12.55	23.88	24.24	(1%)
ZINC INDIA
Mined metal content	213	222	(4%)	163	376	459	(18%)
Refined Zinc – Total	181	196	(8%)	141	321	370	(13%)
Refined Zinc – Integrated	174	195	(11%)	139	312	368	(15%)
Refined Zinc – Custom	7	1	—	2	9	2	—
Refined Lead - Total [1]	30	30	—	31	61	61	—
Refined Lead – Integrated	26	29	(12%)	22	47	56	(16%)
Refined Lead – Custom	5	1	—	9	14	5	—
Saleable Silver - Total (in tonnes) [2]	80	90	(11%)	82	162	186	(13%)
Saleable Silver - Integrated (in MT)	67	83	(19%)	56	123	160	(23%)
Saleable Silver - Custom (in MT)	13	6	—	27	39	26	—
ZINC INTERNATIONAL	79	106	(26%)	84	163	196	(17%)
Refined Zinc – Skorpion	27	35	(22%)	33	60	69	(13%)
Mined metal content - BMM and Lisheen	52	71	(27%)	51	103	127	(19%)
IRON ORE
Sales	0.6	—	—	0.5	1.1	—	—
Goa	—	—	—	—	—	—	—
Karnataka	0.6	—	—	0.5	1.1	—	—
Production of Saleable Ore	0.3	—	—	—	0.3	—	—
Goa	—	—	—	—	—	—	—
Karnataka	0.3	—	—	—	0.3	—	—
Production (‘000 tonnes)
Pig Iron	154	129	19%	146	300	238	26%
COPPER INDIA & AUSTRALIA
Copper - Mined metal content	—	6	—	—	—	12	—
Copper - Cathodes	100	82	22%	66	166	98	70%
Tuticorin Power Plant Sales (MU)	222	158	40%	136	358	295	21%

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 6 of 8
CIN: L13209GA1965PLC000044

Production Release for the Second Quarter and Half Year ended 30 September 2014

(in ‘000 tonnes, except as stated)

	Q2			Q1	H1
Particulars	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
ALUMINIUM
Alumina – Lanjigarh	226	116	96%	233	460	116	—
Total Aluminum Production	222	200	11%	203	424	395	7%
Jharsuguda-I	138	137	1%	132	270	271	—
245kt Korba-I	65	63	3%	60	125	124	1%
325kt Korba- II [3]	19	—	—	11	29	—	—
POWER
Total Power Sales	2,028	1,910	6%	2,599	4,627	5,087	(9%)
Jharsuguda 2400 MW	1,653	1,494	11%	2,154	3,807	4,098	(7%)
MALCO	204	221	(8%)	229	433	445	(3%)
HZL Wind Power	170	151	13%	146	316	313	1%
BALCO 270MW Power	1	44	(98%)	70	71	231	(69%)
Ports - VGCB (in million tonnes) [4]
Cargo Discharge	1.7	0.9	98%	1.8	3.5	2.0	77%
Cargo Dispatches	1.8	0.9	105%	1.7	3.5	1.9	87%

1.	Excluding captive consumption of 1,762 tonnes in Q2 FY2015 vs. vs. 1,700 tonnes in Q2 FY2014 and 3,451 tonnes in H1 FY 2015 vs. 3,344 tonnes in H1 FY2014
2.	Excluding captive consumption of 9.1 tonnes in Q2 FY2015 vs. 9.0 tonnes in Q1 FY2014 and 17.8 tonnes in H1 FY2015 vs. 17.8 tonnes in H1 FY2014
3.	Trial run production of 13 kt in Q2 FY2015 and 23 kt in H1 FY2015 from Korba II 325 kt smelter
4.	VGCB refers to Vizag General Cargo Berth

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 7 of 8
CIN: L13209GA1965PLC000044

Production Release for the Second Quarter and Half Year ended 30 September 2014

For further information, please contact:

Communications Roma Balwani Executive Vice President – Group Communications & CSR	Tel: +91 22 6646 1330 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Senior Vice President – Investor Relations Sheetal Khanduja Associate General Manager – Investor Relations	Tel: +91 22 6646 1531 sesasterlite.ir@vedanta.co.in

About Sesa Sterlite Limited

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resources companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sesa Sterlite has a strong position in emerging markets with over 80% of its revenues from India, China, East Asia, Africa and the Middle East.

Sustainability is at the core of Sesa Sterlite’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

Sesa Sterlite is a subsidiary of Vedanta Resources plc, a London-listed company. Sesa Sterlite is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 8 of 8
CIN: L13209GA1965PLC000044